Exhibit 99.1

Paysafe Announces Agreement to Sell Direct Marketing Payment Processing Business Line

Provides Preliminary Select Financial Results for Q4 and Full Year 2024

Provides Preliminary Outlook for Full Year 2025

Board Authorizes Additional $70 Million to Existing Share Repurchase Program

London, UK – February 11, 2025 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, announced a definitive agreement to sell its direct marketing payment processing business line (“the disposed business”). Paysafe also announced preliminary select results for the fourth quarter and full year 2024, along with supplemental financial information for comparability purposes, giving effect to the disposed business.

Bruce Lowthers, CEO of Paysafe commented: “The divestiture of our direct marketing payment processing business reflects our commitment to portfolio and resource optimization to focus on our largest growth opportunities as a company. This accelerates our transformation by exiting a non-strategic business line, bringing a close to the repositioning of our Merchant Solutions segment. This represents a significant milestone that enhances long-term shareholder value by positioning Paysafe to deliver resilient growth and sharpen our focus on Paysafe's ideal customers and verticals in the experience economy.”

Agreement to sell direct marketing payment processing business

Paysafe has entered into a definitive agreement to sell substantially all assets related to its direct marketing payment processing business line (Paysafe Direct LLC) to KORT Payments, a specialized omnichannel payments provider, led by Joel Leonoff, founder and former CEO of Paysafe. The business primarily consists of direct marketing and other card-not-present volume in both complex and traditional industry verticals.

The transaction includes reseller and merchant contracts, as well as dedicated technology and employees related to the business. The consideration for this transaction largely consists of annual earnout payments over the next five years. The transaction is expected to close in 30 days subject to finalizing certain transition services-related items.

Additional background

During the Company’s prior two earnings calls, management discussed that strategically it was in the best interest of Paysafe’s shareholders to reduce the Company’s exposure to direct marketing, a business line within the SMB portfolio of its Merchant Solutions segment. In the fourth quarter, the Company continued reviewing alternatives for the business line and exiting higher risk merchants and determined that an accelerated exit would best support long-term shareholder value and minimize disruption to the impacted employees and remaining customers.

John Crawford, CFO of Paysafe commented: “This is a meaningful step forward to improve our financial performance by eliminating a declining, non-core revenue stream while significantly reducing Paysafe’s exposure to higher risk verticals. It’s important to highlight that the core businesses performed in line with our expectations for 2024, including 10% revenue growth from our Merchant Solutions segment, excluding the disposed business, and 4% revenue growth from our Digital Wallets segment. We look forward to providing more detail on our 2024 performance and 2025 outlook during our earnings call next month.”

Preliminary select financial results

To supplement the preliminary financial results, which were impacted by the accelerated merchant exits and associated credit losses during the fourth quarter, the Company has provided additional historical information for comparability purposes giving effect to the disposed business.

Full year 2024

Subject to the finalization of financial reporting processes, including the finalization of our review of income taxes, net income for 2024 is expected to be between $19 million and $25 million, compared to a net loss of $20 million in 2023.

Full year revenue for 2024 is estimated to be $1,705 million, an increase of 6% compared to 2023, or 7% when excluding the disposed business.

Adjusted EBITDA for the full year 2024 is estimated to be $452 million, a decrease of 2%, compared to 2023, or an increase of 2%, when excluding the disposed business. This includes total credit losses of $47 million in 2024, an increase of $26 million compared to 2023. As previously discussed on the Company’s earnings calls, Paysafe made significant investments in 2024 totaling approximately $29 million to expand its sales capabilities and optimize the portfolio.

The combined year-over-year headwinds from movements in foreign exchange rates and interest on consumer deposits to full year revenue and adjusted EBITDA were approximately $6 million and $7 million, respectively.

Fourth quarter 2024

Subject to the finalization of financial reporting processes, including the finalization of income taxes, net income for the fourth quarter of 2024 is expected to be between $31 million and $37 million, compared to a net loss of $12 million in the fourth quarter of 2023.

Revenue for the fourth quarter of 2024 is estimated to be $420 million, an increase of 1% compared to the fourth quarter of 2023, or 4% when excluding the disposed business.

Adjusted EBITDA for the fourth quarter of 2024 is estimated to be $103 million, a decrease of 16%, or an increase of 1% when excluding the disposed business. This includes total credit losses of $23 million in the fourth quarter of 2024, an increase of $16 million compared to the fourth quarter of 2023.

The combined year-over-year headwinds from movements in foreign exchange rates and interest on consumer deposits to fourth quarter revenue and adjusted EBITDA were approximately $5 million and $4 million, respectively.

Summary of estimated segment results

	Three Months Ended December 31, (1)
	Paysafe		YoY	Results of disposed business (2)
($ in millions) (unaudited)	2024	2023	change	2024	2023
Revenue:
Merchant Solutions	$230	$227	1%	$13	$24
Digital Wallets	$194	$191	2%	$0	$0
Intersegment	$(4)	$(4)	0%	$0	$0
Total Revenue	$420	$415	1%	$13	$24

Adjusted EBITDA:
Merchant Solutions	$33	$57	-42%	$(6)	$13
Digital Wallets	$89	$82	9%	$0	$0
Corporate	$(18)	$(17)	-6%	$0	$0
Total Adjusted EBITDA	$103	$122	-16%	$(6)	$13

	Twelve Months Ended December 31, (1)
	Paysafe		YoY	Results of disposed business (2)
($ in millions) (unaudited)	2024	2023	change	2024	2023
Revenue:
Merchant Solutions	$958	$878	9%	$104	$102
Digital Wallets	$766	$735	4%	$0	$0
Intersegment	$(18)	$(12)	50%	$0	$0
Total Revenue	$1,705	$1,601	6%	$104	$102

Adjusted EBITDA:
Merchant Solutions	$191	$222	-14%	$43	$58
Digital Wallets	$339	$319	6%	$0	$0
Corporate	$(78)	$(82)	5%	$0	$0
Total Adjusted EBITDA	$452	$459	-2%	$43	$58

(1)
Amounts may not sum due to rounding.
(2)
The adjusted EBITDA amounts for the disposed business exclude certain indirect costs that were historically allocated to the disposed business. Such allocations included labor and non-labor expenses related to the business line’s shared functions (e.g., finance, technology and legal, among others). Indirect costs associated with the disposed business were $4 million and $2 million for three months ended December 31, 2024 and 2023, respectively, and $14 million and $5 million for the twelve months ended December 31, 2024 and 2023, respectively.

Outlook

For full year 2025, Paysafe expects year-over-year revenue growth to be between 6.5% and 8.0% and adjusted EBITDA margin to be between 27.1% and 27.6%, with adjusted EBITDA growth in the mid-teens. This preliminary outlook excludes the results of the disposed business for 2024 and 2025.

Paysafe continues to expect to generate strong free cash flow and to reduce leverage, including its goal to achieve 3.5x net leverage by the end of 2026.

Share repurchase program

The Company is also announcing that its Board of Directors has authorized a $70 million increase to its existing share repurchase program. Including the $70 million increase announced today, approximately $77 million in aggregate remains available under the share repurchase program.

Under the share repurchase program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. This program does not obligate the Company to acquire any particular amount of common stock and the program may be extended, modified, suspended or discontinued at any time at the Company’s discretion.

Basis of preliminary financial information

Paysafe intends to provide its full financial results and a more detailed update with our scheduled fourth quarter earnings call on March 4, 2025, alongside formal guidance for 2025. Until that time, the preliminary results described in this press release reflect management’s estimates based upon information available to management as of the date of this release, are unaudited, and are subject to the finalization of our financial reporting processes. These preliminary estimates should not be viewed as a substitute for full annual financial statements prepared in accordance with GAAP. There is a possibility that these preliminary results could differ materially from the actual results when they are finalized and publicly disclosed.

About Paysafe

Paysafe is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 25 years of online payment experience, an annualized transactional volume of $152 billion in 2024, and approximately 3,300 employees located in 12+ countries, Paysafe connects businesses and consumers across 260 payment types in over 48 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Crystal Wright

Paysafe

+1 (904) 328-7740

crystal.wright@paysafe.com

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE,” the “Company,” “we,” “us,” or “our”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” "will," “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks, uncertainties, and events that may cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or being deemed to be handling proceeds resulting from the criminal activity by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of fourth parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of regional epidemics or a global pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Disposed Business and Non-GAAP financial measures

This release includes the presentation and discussion of financial information that reflects the disposal of the Company's direct marketing payment processing business line. Additionally, to supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the Company presents in this release non-GAAP measures of certain components of financial performance. This includes Adjusted EBITDA and net leverage which are supplemental measures that not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Net leverage is defined as net debt (gross debt less cash and cash equivalents) divided by the last twelve months Adjusted EBITDA. Management believes net leverage is a useful measure of the Company's credit position and progress towards leverage targets.

Management believes the presentation of these disposed business and non-GAAP financial measures, including Adjusted EBITDA and net leverage, when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these disposed business and non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies.

GAAP to Non-GAAP reconciliation (1)

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in millions)(unaudited)	2024	2023	2024	2023
Net income / (loss) (2)	$34	$(12)	$22	$(20)
Income tax (benefit) / expense	(18)	13	(8)	41
Interest expense, net	33	39	141	151
Depreciation and amortization	66	66	273	263
Share-based compensation expense	4	6	39	29
Impairment expense on goodwill and intangibles assets	—	1	1	1
Restructuring and other costs	4	2	5	6
Loss on disposal of subsidiaries and other assets, net	—	—	1	—
Other (income) / expense, net	(19)	7	(21)	(13)
Paysafe total Adjusted EBITDA	$103	$122	$452	$459

(1)
Amounts may not sum due to rounding.
(2)
Due to ongoing reviews of financial statement line items within the reconciliation of Adjusted EBITDA to Net income for both the three months ended and the year ended December 31, 2024, including but not limited to income taxes, we are reporting a range of preliminary net income, from $31 million to $37 million for the three months ended December 31, 2024 and a range from $19 million to $25 million for the year ended December 31, 2024. Each of the numbers included in the reconciliation are also considered to be the mid-point of a similar range.